VOCALTEC COMMUNICATIONS LTD.

              NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

                              October 8, 2001

Notice is hereby given that the Annual General Meeting of Shareholders of VocalTec Communications Ltd. (the "Company") will be held at the offices of VocalTec Communications Inc., One Executive Drive, Suite 320, Fort Lee, New Jersey 07024-3393, on October 8, 2001 at 10:00 a.m. (local time). The agenda for the meeting is as follows:

1. To receive Management's report on the business of the Company for the year ended December 31, 2000.

2. To reappoint Luboshitz, Kasierer & Co., Member Firm of Arthur Andersen, as the independent public accountants of the Company for the year ending December 31, 2001 and to authorize the Board of Directors to fix the remuneration of the accountants.

3.       To elect Class I Directors to the Board of Directors of the
         Company.

4.       To authorize the VocalTec Communications 2001 Master Stock Option
         Plan.

5. To approve the terms of compensation for Directors, including the grants of options to the Directors.

6. To transact such other business as may properly come before the meeting or any adjournment thereof.

         Shareholders of record at the close of business on August 30, 2001 will be entitled to notice of and to vote at the meeting.

         Shareholders who do not expect to attend the meeting in person are requested to mark, date, sign and mail to the Company the enclosed proxy as promptly as possible in the enclosed pre-addressed envelope.

                                        By Order of the Board of Directors,

                                        VOCALTEC COMMUNICATIONS LTD.



                                        Dr. Elon Ganor
                                        Chairman of the Board of Directors

Herzliya, Israel
September 11, 2001







                        VOCALTEC COMMUNICATIONS LTD.

                              2 Maskit Street
                          Herzliya, 46733, Israel

                            --------------------

                              PROXY STATEMENT
                            --------------------

                   ANNUAL GENERAL MEETING OF SHAREHOLDERS

                              October 8, 2001


         This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the "Ordinary Shares"), of VocalTec Communications Ltd., a company organized under the laws of the State of Israel (the "Company"), in connection with the solicitation by the Board of Directors of proxies for use at the Company's Annual General Meeting of Shareholders (the "Meeting") to be held on October 8, 2001 at 10:00 a.m. (local time) at the offices of VocalTec Communications Inc., One Executive Drive, Suite 320, Fort Lee, New Jersey 07024-3393 or at any adjournment thereof.

         A form of proxy for use at the Meeting is attached. The completed proxy should be mailed to the Company in the pre-addressed envelope provided and received by the Company at least two (2) hours before the Meeting. Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Ordinary Shares, covered thereby in accordance with the directions of the shareholder executing such proxy. In the absence of such instructions, the Ordinary Shares represented by properly executed and received proxies will be voted in favor of all of the proposed resolutions to be presented to the Meeting. Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting.

         Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on August 30, 2001, will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about September 11, 2001 and will be solicited chiefly by mail; however, certain officers, Directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their respective principals. The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares. A copy of the Company's Annual Report for the year ended December 31, 2000, is mailed to the shareholders together with this Proxy Statement and can also be found on the Internet at www.vocaltec.com.

         On August 30, 2001, the Company had outstanding 12,127,058 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders, present in person or by proxy and holding shares conferring in the aggregate more that 33% of the voting power of the Company, will constitute a quorum at the Meeting. If a quorum is not present within thirty minutes from the time appointed for the Meeting, the Meeting will be adjourned to the same day on the following week, at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. At such adjourned Meeting, any two shareholders, present in person or by proxy, will constitute a quorum.

                     BENEFICIAL OWNERSHIP OF SECURITIES
                BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information as of August 30, 2001, concerning (i) the only persons or entities known to the Company to own beneficially more than 5% of the Company's outstanding Ordinary Shares, and (ii) the number of Ordinary Shares beneficially owned by all Directors and officers as a group:

Names                                          Number of Shares       Percent

Deutsche Telekom A.G. (1).....................  2,300,000              18.97%
                                                1,298,175
La Cresta International Trading Inc. (2)......                         10.70%
                                                1,919,679              15.83%
All directors and officers as a group (3).....
---------------
(1) Deutsche Telekom is a party to a Shareholders Agreement, dated December 29, 1997, with LaCresta International Trading Inc. ("LaCresta"), Messrs. Lior Haramaty, Elon Ganor, Ami Tal and Alon Cohen, and may therefore be deemed to beneficially own all the Ordinary Shares held by the other parties thereto.

(2) Dr. Elon Ganor, who is the Chairman of the Board of Directors and Chief Executive Officer of the Company, and Mr. Ami Tal, who is the Executive Vice President of Global Sales and a Director of the Company, each own 50% of the outstanding voting shares of La Cresta and therefore may be deemed to beneficially own the Ordinary Shares held by La Cresta. Dr. Elon Ganor and Ami Tal are brothers-in-law. The 1,298,175 Ordinary Shares set forth in the table include 241,875 and 101,250 options for Ordinary Shares held by Dr. Elon Ganor and Mr. Ami Tal, respectively, that are exercisable within 60 days of the date stated above and 5,000 and 10,000 Ordinary Shares held by Messrs. Ganor and Tal, respectively.

(3) Includes (i) 527,129 Ordinary Shares for which options granted to officers and directors of the Company are exercisable within 60 days of the date stated above, (ii) 940,050 Ordinary Shares held by LaCresta, which may be deemed to be beneficially owned by Dr. Ganor and Mr. Tal and (iii) 12,500 Ordinary Shares held by Polaris, which may be deemed to be beneficially owned by Mr. Rami Kalish, a director of our company.



                       ITEM 1 - CONSIDERATION OF THE
                     CONSOLIDATED FINANCIAL STATEMENTS
            OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2000

         The Company's Annual Report for the year ended December 31, 2000 is mailed to the Company's shareholders together with this Proxy Statement. The Company's Consolidated Financial Statements for the year ended December 31, 2000, are included in such report. At the Meeting, the Directors will review the Management's report on the business of the Company for the year ended December 31, 2000, as presented in the Company's Annual Report for the year ended December 31, 2000 and will answer appropriate questions relating thereto.


                ITEM 2 -- PROPOSAL TO APPOINT THE COMPANY'S
                       INDEPENDENT PUBLIC ACCOUNTANTS

         Shareholders shall be requested to reappoint the accounting firm of Luboshitz, Kasierer & Co., Member Firm of Arthur Andersen, as the independent public accountants of the Company for the year ending December 31, 2001 and to authorize the Board to fix the remuneration of the accountants. Luboshitz, Kasierer & Co. have also audited the Company's books and accounts for the year ended December 31, 2000.

         It is proposed that the following Ordinary Resolution be adopted at the Meeting:

         "RESOLVED, that the appointment of Luboshitz, Kasierer & Co., Member Firm of Arthur Andersen, as the Company's independent public accountants for the fiscal year ending December 31, 2001 be, and it hereby is, approved, and that the Board of Directors be, and it hereby is, authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services."

         The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the resolution to appoint the Company's independent public accountants. The Board of Directors recommends that the shareholders vote "FOR" the appointment of Luboshitz, Kasierer & Co. as the Company's independent public accountants and the authorization of the Board of Directors to fix the remuneration of the accountants.


                      ITEM 3 -- ELECTION OF DIRECTORS

         Article 38 of the Company's Articles of Association provides that the number of Directors shall be not less than 2 and not more than 14. The Company's Board of Directors is classified into three classes of Directors as follows: Class I Directors whose term of service expires on the annual shareholders meeting held in 2001, Class II Directors whose term of service expires on the annual shareholders meeting held in 2002, and Class III Directors whose term of service expires on the annual shareholders meeting held in 2003. In addition, two external directors appointed under the requirements of Israeli law serve for a term of three years which will expire in July 2003. The term of the Class I directors will expire at the Meeting. The Board of Directors recommends that at the Meeting the following two nominees, who currently serve as Class I Directors of the Company, be re-elected to serve as Class I Directors, each to serve until the annual general meeting of shareholders to be held in 2004 and until their respective successors are duly elected and qualified.

         Lior Haramaty, 36, is a co-founder of the Company and has served as director since 1989. Mr. Haramaty has held a number of key positions in the Company until his resignation, including senior vice president of commercial development from December 1999, vice president of professional services from May 1999, vice president of technical marketing from November 1995 and a director of technical marketing from 1993. Prior to 1993, Mr. Haramaty was responsible for VocalTec's research and development and operations groups.

         Douglas D. Dunn, 58, has served as a Director of our Company since January 2000. Mr. Dunn, former Vice President of visual communications and multimedia strategy at AT&T, has held various senior positions during his 26 years with AT&T where his business acumen spanned both the commercial sector and research arenas at Bell Laboratories.

         The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the resolution to elect the foregoing nominees as directors. It is the intention of the persons appointed as proxies in the accompanying proxy to vote "FOR" the election of the Directors named above as Directors unless specifically instructed to the contrary. Should any Director become unavailable for election to the Board of Directors at the Meeting, the persons appointed as proxies will have discretionary authority in that instance to vote the proxy for a substitute. The Board of Directors knows of no current circumstances that would render any Director named herein unable to accept nomination or election.



                     ITEM 4 - PROPOSAL TO AUTHORIZE THE
           VOCALTEC COMMUNICATIONS 2001 MASTER STOCK OPTION PLAN

         The Board of Directors of the Company has approved adoption of the VocalTec Communications 2001 Master Stock Option Plan (the "Plan") pursuant to which options may be granted to employees, officers, directors and consultants of the Company to purchase up to 1,000,000 Ordinary Shares. Additional terms of the Plan are to be determined by the Board of Directors. The Board of Directors believes that the adoption of the Plan will enable the Company to offer significant incentives to existing and new employees, officers, directors and consultants. Such incentives are important for retaining and hiring highly qualified personnel.

         It is proposed that the following Ordinary Resolution be adopted at the Meeting:

         "RESOLVED, that the adoption of the VocalTec Communications 2001 Master Stock Option Plan under which options to purchase up to 1,000,000 Ordinary Shares may be granted to employees, officers, Directors and consultants of the Company be, and it hereby is, approved and authorized and that the Board of Directors be, and it hereby is, authorized to determine the terms of such stock option plan."

         The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the resolution to authorize the Plan. The Board of Directors recommends that the shareholders vote "FOR" the approval of the resolutions to authorize the Plan.


                   ITEM 5 - PROPOSAL TO APPROVE THE TERMS
                       OF COMPENSATION FOR DIRECTORS

         Under the Israeli Companies Law, the terms of compensation to directors of the Company, whether in their capacity as directors or otherwise, requires shareholder approval. Messrs. Elon Ganor and Ami Tal, who are currently directors of the Company, are also the Chief Executive Officer and Vice President Global Sales Operations, respectively, of the Company.

         It is proposed that the shareholders approve the terms of compensation of Elon Ganor and Ami Tal for their services as officers, including also the approval of the new employment agreement between the Company and Elon Ganor, the grant of options to Elon Ganor and Ami Tal and their participation in the Company's option exchange program, all in the specific amounts and terms to be presented at the Meeting, all as approved by the Board of Directors of the Company. In addition, it is proposed that the shareholders approve the grant of options to Yoav Chelouche, Rina Shainski, Douglas Dunn and Rami Kalish under the Company's stock option plans, all in the amounts and terms to be presented at the Meeting.

         The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the resolution to approve the terms of compensation of Directors of the Company. The Board of Directors recommends that the shareholders vote "FOR" the approval of the resolution to approve the terms of compensation of directors of the Company.


                               OTHER BUSINESS

         Management knows of no other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

         Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure actions by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the Ordinary Shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in this Proxy Statement.


                                        By order of the Board of Directors,



                                        Dr. Elon Ganor
                                        Chairman of the Board of Directors
Herzliya, Israel
September 11, 2001